Exhibit 99.1
Income Statement by activity
Unaudited

	Three months ended March 31,
	2026			2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	38,132	37,028	1,206	35,813	35,171	720
Cost of revenues	33,703	32,749	1,056	32,188	31,679	587
Selling, general and other costs	2,302	2,213	89	2,346	2,253	93
Research and development costs	1,440	1,440	—	1,433	1,433	—
Gains/(losses) on disposal of investments	(12)	(12)	—	(2)	(2)	—
Restructuring costs	98	98	—	123	123	—
Share of the profit/(loss) of equity method investees	111	21	90	(37)	(126)	89
Operating income/(loss)(1)	688	537	151	(316)	(445)	129
Net financial expenses/(income)	150	150	—	97	97	—
Profit/(loss) before taxes	538	387	151	(413)	(542)	129
Tax expense/(benefit)	161	130	31	(26)	13	(39)
Result from intersegment investments	—	120	—	—	168
Net profit/(loss)	377	377	120	(387)	(387)	168

Adjusted operating income/(loss)(1)(2)	960	809	151	327	202	125
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Refer to the Stellantis N.V. Interim Report for the three months ended March 31, 2026 - Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis N.V. Interim Report for the three months ended March 31, 2026 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At March 31, 2026			At December 31, 2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	29,766	29,633	133	29,176	29,046	130
Other intangible assets	15,533	15,363	170	15,709	15,540	169
Property, plant and equipment	44,912	32,419	12,493	42,958	32,108	10,850
Equity method investments	7,493	12,646	3,639	7,276	12,336	3,516
Deferred tax assets	6,507	6,428	79	6,383	6,297	86
Inventories	24,960	24,875	85	22,153	22,080	73
Assets sold with a buy-back commitment	3,871	3,871	—	3,616	3,616	—
Trade receivables	6,563	6,790	116	5,662	5,812	115
Tax receivables	1,578	1,554	36	1,393	1,464	53
Other assets and prepaid expenses	30,612	16,158	17,432	26,895	13,773	15,937
Financial assets	3,667	3,112	555	3,781	3,235	546
Cash and cash equivalents	31,950	29,615	2,335	30,146	28,198	1,948
Assets held for sale	5	5	—	5	5	—
TOTAL ASSETS	207,417	182,469	37,073	195,153	173,510	33,423
Equity and Liabilities
Equity	60,946	60,946	8,747	54,001	54,001	8,576
Employee benefits liabilities	5,261	5,257	4	5,312	5,308	4
Provisions	31,015	30,890	125	32,913	32,809	104
Deferred tax liabilities	1,250	818	432	1,294	874	420
Debt	47,919	24,266	26,414	45,947	25,630	23,035
Trade payables	33,898	34,019	313	29,999	30,082	211
Other financial liabilities	19	12	7	36	19	17
Tax liabilities	930	885	57	911	826	209
Other liabilities	26,179	25,376	974	24,740	23,961	847
Liabilities held for sale	—	—	—	—	—	—
TOTAL EQUITY AND LIABILITIES	207,417	182,469	37,073	195,153	173,510	33,423
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Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity
Unaudited

	Three months ended March 31,
	2026			2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Profit/(loss) before taxes	538	507	151	(413)	(374)	129
Adjustments for non-cash items:
depreciation and amortization	1,569	1,558	11	1,879	1,866	13
other non-cash items	629	560	69	426	373	53
(gains)/losses on disposals	9	9	—	(51)	(51)	—
share of the profit/(loss) of equity method investees	(111)	(141)	(90)	37	(42)	(89)
Change in provisions and employee benefits liabilities	(2,167)	(2,172)	5	(1,270)	(1,278)	8
Change in carrying amount of leased vehicles	(1,273)	94	(1,367)	(1,535)	15	(1,550)
Net change in receivables related to financial services activities	(1,085)	—	(1,085)	(825)	—	(825)
Dividends received	75	163	2	2	—	2
Income tax received/(paid), net	(209)	(168)	(41)	(158)	(88)	(70)
Changes in working capital	(693)	(635)	(58)	(938)	(926)	(12)
Net cash from/(used in) operating activities	(2,718)	(225)	(2,403)	(2,846)	(505)	(2,341)
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies	10	(16)	26	39	—	39
Acquisitions of consolidated subsidiaries and equity method and other investments	(67)	(83)	(29)	(24)	(24)	—
Proceeds from disposals of property, plant and equipment and intangible assets	16	16	—	131	131	—
Investments in property, plant and equipment and intangible assets	(1,348)	(1,339)	(9)	(2,329)	(2,321)	(8)
Change in amounts payable on property, plant and equipment and intangible assets	(282)	(282)	—	(328)	(328)	—
Changes in loans to joint ventures and associates	(108)	(108)	—	289	289	—
Change in securities	465	387	78	1,177	1,214	(37)
Other changes	(1)	(2)	1	39	4	35
Net cash from/(used in) investing activities	(1,315)	(1,427)	67	(1,006)	(1,035)	29
Distributions paid	—	—	(90)	—	—	—
Proceeds from issuance of shares	—	—	—	—	—	—
(Purchases)/sales of treasury shares	—	—	—	—	—	—
Changes in debt and other financial assets and liabilities	631	(2,095)	2,771	2,658	176	2,482
Issuance/(repayment) of hybrid perpetual notes	4,928	4,928	—	—	—	—
Other changes	(35)	(35)	—	—	2	(2)
Net cash from/(used in) financing activities	5,524	2,798	2,681	2,658	178	2,480
Effect of changes in exchange rates	313	271	42	(294)	(306)	12
(Increase)/decrease in cash and cash equivalents included in asset held for sale	—	—	—	168	166	2
Increase/(decrease) in cash and cash equivalents	1,804	1,417	387	(1,320)	(1,502)	182
Net cash and cash equivalents at beginning of period	30,146	28,198	1,948	34,100	32,409	1,691
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	31,950	29,615	2,335	32,780	30,907	1,873
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Figures presented for Industrial activities and Financial services include intersegment transactions